SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13D/A

               INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                THERETO FILED PURSUANT TO RULE 13d-2(a)

               Under the Securities Exchange Act of 1934
                           (Amendment No.2)


                      WILSHIRE REAL ESTATE INVESTMENT INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    9718921045
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey S. Lambert
                       Strome Investment Management, L.P.
                         100 Wilshire Blvd., 15th Floor,
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 13, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-l(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 2 OF 14 PAGES
-------------------                                           ------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Strome Investment Management, L.P., #95-4450882
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DE

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN, IA

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP NO. 971821045                                           PAGE 3 OF 14 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SSCO, Inc., 95-4450883

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         0

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 4 OF 14 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mark E. Strome

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         0

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP NO. 971821045                                           PAGE 5 OF 14 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Partners, L.P., #95-4372590

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         0

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 6 OF 14 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Offshore Limited

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         0

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 7 OF 14 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Hedgecap Fund, L.P., #95-4385662

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                168,640

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         0

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 8 OF 14 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Hedgecap Limited

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         0

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 9 OF 14 PAGES
-------------------                                           ------------------


INTRODUCTION

      This Amendment No. 2 relates to the Schedule 13D filed on December 10, 1999, and amended on January 28, 2000, by (i) Strome Partners, L.P. ("SP") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Strome Offshore Limited ("SOFF") with respect to shares of Stock held or beneficially owned by the corporation; (iii) Strome Hedgecap Fund, L.P. ("SHCF") with respect to shares of Stock held or beneficially owned by the partnership;
(iv) Strome Hedgecap Limited ("SHCL") with respect to shares of Stock held or beneficially owned by the corporation; (v) Strome Investment Management, L.P. ("SIM"), a registered investment adviser, as general partner and discretionary investment adviser of SP and SHCF, and as discretionary investment adviser of SOFF and SHCL; (vi) SSCO, Inc. ("SSCO") as sole general partner of SIM; and
(vii) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated 1/16/97, as the controlling shareholder of SSCO. SP, SOFF, SHCF and SHCL may each be referred to individually as a "Fund" and collectively as the "Funds" and the Funds together with SIM, SSCO and Strome are collectively referred to hereinafter as the "Reporting Persons."

      Items 3, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SP is $0.00. The source of funds for this consideration was working capital.

        The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SOFF is $0.00. The source of funds for this consideration was working capital.

        The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCF is $0.00. The source of funds for this consideration was working capital.

        The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCL is $0.00. The source of funds for this consideration was working capital.

ITEM 4. PURPOSE OF TRANSACTION.

            The Reporting Persons have disposed of all of their shares of Issuer's Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

            (i) SP beneficially owns no shares of Stock and is the beneficial owner of 0.0% of the Stock.

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 10 OF 14 PAGES
-------------------                                          -------------------


            (ii) SOFF beneficially owns no shares of Stock and is the beneficial owner of 0.0% of the Stock.

            (iii)SHCF beneficially owns no shares of Stock and is the
                 beneficial owner of 0.0% of the Stock.

            (iv) SHCL beneficially owns no shares of Stock and is the beneficial owner of 0.0% of the Stock.

            (v) SIM, (y) as general partner of and discretionary investment adviser to SP and SHCF and (z) discretionary investment adviser to SOFF and SHCL, beneficially owns no shares of Stock and is the beneficial owner of 0.0% of the Stock.

            (vi) SSCO, as the general partner of SIM, beneficially owns no shares of the Stock and is the beneficial owner of 0.0% of the Stock.

            (vii)Strome, as a settlor and trustee of The Mark S. Strome Living
                 Trust dated 1/16/97, which trust is the controlling shareholder of SSCO, beneficially owns no shares of the Stock, and is the beneficial owner of 0.0% of the Stock.

            The Reporting Persons in the aggregate may be deemed to own an aggregate of 0.0% of the Stock.

        (b) SIM, a registered investment adviser, SSCO, its general partner and Strome, a trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, to direct the receipt of proceeds from the sale of Stock to SIMs investment

              NO. OF

              SHARES               SOLE       SHARED      SHARED       SHARED
           BENEFICIALLY PERCENTAGE POWER     POWER TO    POWER TO     POWER TO

              OWNED      OF CLASS  TO VOTE     VOTE       DISPOSE     DISPOSE
SP              0          0.0%       0          0           0           0
SOFF            0          0.0%       0          0           0           0
SHCF            0          0.0%       0          0           0           0
SHCL            0          0.0%       0          0           0           0
SIM             0          0.0%       0          0           0           0
SSCO            0          0.0%       0          0           0           0
Strome          0          0.0%       0          0           0           0


------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 11 OF 14 PAGES
-------------------                                          -------------------



        (c) The trading dates, number of shares purchased or sold and price paid per share for all transactions by the Reporting Persons since February 12, 2000 are set forth below. All such transactions were open market transactions and were effected on the NASDAQ National Market. No other transactions were effected by the Reporting Persons during such period.

               PARTY    TRADE DATE   BOUGHT (SOLD)   NET AMOUNT     PER SHARE
                SP       02/25/00          (800)    $   1,767.94   $2.20993
                SP       02/29/00       (50,000)    $ 107,996.33   $2.15993
                SP       03/28/00        (5,000)    $  11,049.62   $2.20992
                SP       03/29/00       (35,000)    $  77,347.37   $2.20992
                SP       03/30/00       (20,500)    $  44,022.25   $2.14743
                SP       03/31/00       (12,000)    $  26,519.10   $2.20993
                SP       04/03/00       (33,420)    $  77,927.88   $2.33177
               SOFF      02/25/00        (3,200)    $   7,071.76   $2.20993
               SOFF      04/03/00       33,420      $  77,300.46   $2.31300
               SOFF      04/03/00        6,410      $  15,473.71   $2.413995
               SOFF      04/04/00        4,000      $   9,847.48   $2.46187
               SOFF      04/13/00     (657,510)     $1,643,720.20  $2.49992
               SHCF      02/25/00         (850)     $   1,878.43   $2.20992
               SHCF      04/03/00        1,090      $   2,631.27   $2.414009
               SHCF      04/04/00          850      $   2,090.59   $2.459518
               SHCF      04/13/00     (165,480)     $ 413,686.21   $2.49992
               SHCL      02/25/00         (150)     $     331.48   $2.20987
               SHCL      04/04/00          150      $     369.28   $2.461867
               SHCL      04/13/00      (29,010)     $  72,522.58   $2.49992

------------------------------------------------------------------------

        (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Stock on April 13, 2000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT G      Power of  Attorney  Forms for  Schedules 13D and 13G and
                       Form 13F

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CUSIP NO. 971821045                                          PAGE 12 OF 14 PAGES
-------------------                                          -------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2000.


STROME PARTNERS, L.P.


By:   Strome Investment Management,
   L.P., general partner by its
   general partner, SSCO, Inc.



      By: /s/ Jeffrey S.  Lambert
         -------------------------------
         Jeffrey S.  Lambert
         Chief Operating Officer

STROME OFFSHORE LIMITED



      By: /s/ Jeffrey S.  Lambert
         -------------------------------
         Jeffrey S.  Lambert
         Director

STROME HEDGECAP FUND, L.P.


By: Strome Investment Management,
    L.P., general partner by its
    general partner, SSCO, Inc.



      By: /s/ Jeffrey S.  Lambert
         -------------------------------
         Jeffrey S.  Lambert
         Chief Operating Officer

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 13 OF 14 PAGES
-------------------                                          -------------------

STROME HEDGECAP LIMITED



      By: /s/ Jeffrey S.  Lambert
         -------------------------------
         Jeffrey S.  Lambert
         Director

STROME INVESTMENT MANAGEMENT, L.P.


By:   SSCO, Inc., general partner

      By: /s/ Jeffrey S.  Lambert
         -------------------------------
         Jeffrey S.  Lambert
         Chief Operating Officer

SSCO, INC.



      By: /s/ Jeffrey S.  Lambert
         -------------------------------
         Jeffrey S.  Lambert
         Chief Operating Officer

MARK E.  STROME



      By: /s/ Jeffrey S.  Lambert
         -------------------------------
         Mark E.  Strome

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 14 OF 14 PAGES
-------------------                                          -------------------



                                                                       EXHIBIT G

                           POWER OF ATTORNEY FORM FOR

                       SCHEDULES 13D AND 13G AND FORM 13F

      I, Mark E. Strome in my individual capacity and as a principal of Strome Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, as amended, including exhibits, attachments and amendments thereto and request for confidential information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this power of attorney on this 25th day of May 1999.



/s/ Mark Strome
--------------------
Mark E. Strome